NAME OF REGISTRANT: Procter & Gamble Company

NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Item 5 on Procter & Gamble Company 2020 Proxy Statement:

Shareholder Proposal-Deforestation

Procter & Gamble Company Symbol: PG

Filed by: Green Century Capital Management

Green Century Capital Management seeks your support for the deforestation-related proposal filed at the Proctor & Gamble Company (hereby referred to as or “P&G” or “the Company”) in the 2020 proxy statement asking the Company to issue a report assessing if and how it could increase the scale, pace, and rigor of its efforts to eliminate deforestation and the degradation of intact forests in its supply chains. The Proponent believes that taking such action would serve the long-term interests of the Company by mitigating supply chain, regulatory, operational, competitive, and reputational risks.

Resolved: Shareholders request P&G issue a report assessing if and how it could increase the scale, pace, and rigor of its efforts to eliminate deforestation and the degradation of intact forests in its supply chains.

Supporting Statement: Proponents defer to management's discretion on the content of the report but suggest that indicators meaningful to shareholders may include:

•	Whether the company has adopted a no-deforestation and no-degradation policy for all relevant commodities, such as avoiding intact forests and regions at high-risk for deforestation and degradation; and
•	Disclosure of progress toward any stepped-up efforts, such as quantitative progress reports, time-bound action plans, and non-compliance protocols.

RATIONALE FOR A “YES” VOTE:

1.	Supply chain risks: The environmental impacts caused by deforestation and forest degradation degrade the ecosystems on which commodity production depends, which may lead to supply chain disruptions. P&G’s current policies do not adequately mitigate these risks.
2.	Competitive disadvantage, including potential loss of market access: P&G’s forest commitments lag behind peers and do not meet changing consumer preferences for more environmentally sustainable products.
3.	Reputational and related financial risk: P&G has received negative attention from NGOs and the media for failing to meet the expectations of civil society and other stakeholder groups on sustainability issues, posing brand damage to the Company’s products.

Shareholders are urged to vote FOR this proposal.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item number 7 following the instruction provided on the management’s proxy mailing.

BACKGROUND:

Deforestation and forest degradation are primarily caused by cutting down forests to grow commodity crops, like palm oil, and selectively logging intact forests to source forest products, like wood pulp.1 According to Chain Reaction Research, it is imperative that investors and banks pay attention to deforestation and forest degradation as it is “largely driven by specific economic activities and is thus a sector-specific risk.”2

P&G lists supply chain disruptions, regulatory changes, reputational perception, and changing consumer preferences as risk factors in its 2019 10-K. These risk factors are all exacerbated by exposure to deforestation and forest degradation.

In addition, deforestation and forest degradation drive systemics risks, such as climate change and biodiversity loss. Environmental degradation and climate change impair agricultural production, which potentially poses a material risk to P&G’s sourcing operations, including palm oil and wood pulp. Deforestation is linked to soil erosion and disrupted rainfall patterns, which can compromise agricultural yields, and has also been associated with problematic labor practices, ranging from withholding passports of migrant laborers to slave labor, child labor and land conflicts.

Furthermore, public awareness campaigns are bringing more consumer and investor attention to the environmental and social problems associated with deforestation and forest degradation. Events that impact a company’s reputation have been calculated to impact a company’s value by as much as 30%.3

In response to the risks posed by deforestation and forest degradation, companies offering competing products, such as Kimberly Clark, have adopted strict policies to reduce reliance on natural forests. Proponents are concerned that P&G’s policies are insufficient to address the risks in its forest-risk commodity supply chains and that are affecting the Company’s reputation.

1. SUPPLY CHAIN RISKS - DEFORESTATION ALTERS AND ENDANGERS CRUCIAL ENVIRONMENTAL SYSTEMS UPON WHICH SUPPLY CHAINS DEPEND.

Deforestation and forest degradation threaten the environmental processes which sustain global ecosystems and contribute to climate change, posing portfolio-level climate risk across industries. The unsustainable sourcing of palm oil and pulp/paper directly jeopardizes the production of those very commodities and could position the Company’s supply chains for future disruption. Exposure to illegal deforestation could lead to cost interruptions and further supply chain disruption due to potential legal fees or the need to replace non-compliant suppliers.

P&G’s policies do not adequately mitigate the Company’s exposure to and impact on ecosystem and biodiversity-related risks.

•	SFI and PEFC are not as rigorous certification standards as FSC; continued reliance on them could continue to leave the company exposed to deforestation, forest degradation, biodiversity loss, and human rights violations, posing reputational and material financial risks.
o	Over 35 major companies, including 3M, Hewlett Packard, and Office Depot, have committed to avoiding the use and promotion of SFI due to the reputational risk it poses to their brands.[4]
o	SFI, which is endorsed by PEFC, allows for the conversion of natural forest to plantations,[5] does not impose meaningful limits on clearcutting of natural forest,[6] and does not prohibit harvesting from old growth and high conservation value (HCV) forests.[7]

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o	P&G sources approximately a third of its pulp from Canada, including from the Boreal, which serves as a substantial global carbon sink and is habitat for threatened species, like caribou. FSC Canada has incorporated the 2019 Boreal Caribou Recovery Strategy into its standards; SFI and PEFC have not. Continued reliance on other certification systems in Canada risks associating P&G’s products with driving loss of habitat.
o	Unlike FSC, SFI does not mention the right to free, prior, and informed consent (FPIC) of indigenous peoples,[8] nor does SFI have audits that are peer reviewed or require transparent data sets.[9]

A third of P&G’s virgin fiber sourcing comes from Brazilian eucalyptus, which is not an environmentally-preferred fiber.

•	Eucalyptus plantations have expanded greatly in Brazil in recent years, growing by over 700,000 hectares between 2010 and 2016.[10] Many of Brazil’s eucalyptus plantations are located in the Cerrado,[11] a region critical to Brazil’s water system.[12]
•	Eucalyptus plantations contribute to soil erosion, rapidly deplete soil nutrients, and inhibit the growth of new plants,[13] all of which directly impact that land’s ability to store carbon in the future and create what some refer to as “green deserts.”[14]
•	While eucalyptus is a fast-growing fiber, a study conducted by the U.S. Forest Service[15] suggests that eucalyptus plantations use more water than commonly farmed pine varieties and can strain local water supplies.[16]

P&G has failed to adequately implement its existing forest commitments, exposing the company to potential supply chain and reputational risks.

•	As of April 2020 P&G supplier Tabung Haji (TH) Plantations is developing new palm oil concessions without conducting a High Carbon Stock assessment, directly violating P&G’s NDPE commitment.[17]
•	Palm oil producer PT Indo Alam has cleared at least 244 hectares of forest since a moratorium on forest clearing was imposed by the Indonesian government, including 10 more hectares between January and June 2020. PT Indo Alam sells palm oil to PT. Teupin Lada, a mill on P&G’s supplier list.[18]
•	P&G has retained FGV as a palm kernel oil supplier despite FGV’s continued violation of the Company’s Palm Oil Policy. FGV withdrew 58 mills from the Roundtable on Sustainable Palm Oil (RSPO) certification in 2016[19] and the RSPO suspended an FGV mill and 4 plantations in 2018 due to human rights violations.[20] The RSPO reimposed its suspension of FGV in January 2020 for failing to adequately address its concerns.[21]
•	In 2014, P&G committed to achieving NDPE-compliance and 100% RSPO certification by 2020 in its entire palm supply chain. In its most recent report to the RSPO, P&G reported that only 8% of its palm oil and palm oil products are certified.[22]

2. COMPETITIVE RISK and POTENTIAL LOSS OF MARKET ACCESS

Though P&G recently adopted improvements to its forest policies, the Company’s commitments still lag those of competitors. As consumer preferences change and more alternative and sustainably sourced products are entering the market, P&G’s reluctance to advance its policies on par with competitors leaves the Company at risk of competitive disadvantage.

Several of P&G’s product competitors have forest policies and responsible sourcing practices that sufficiently mitigate their exposure to forest-related risk.

•	Kimberly-Clark, the maker of at-home brands such as Kleenex, Cottonelle, and Scott, has adopted robust forest commitments, including goals to achieve a 50% reduction in its sourcing from natural forests, including the Canadian boreal forest, and to source 90% of its tissue from recycled fibers, alternative fibers, and FSC-certified virgin fiber by 2025.[23] Kimberly-Clark was among the top-scoring companies in the pulp/paper category in the 2019 Forest500[24] and received an A- on its 2019 CDP Forests submission.[25]

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•	Unilever, owner of Seventh Generation, has zero deforestation commitments for both its palm oil and paper supply chains, regularly discloses its palm oil and paper/board suppliers,[26] and uses 100% recycled paper in its Seventh Generation bath tissue.[27] Unilever ranks above P&G in the 2019 Forest500 paper/pulp category[28] and received an A and A- on its 2019 CDP Forests report for palm oil and timber, respectively[29].
•	Target has committed to sourcing its owned-brand wood-based products from well-managed forests and reports to the CDP Forests survey annually.[30] The company recently launched a new line of sustainable home care products called Everspring, which includes toilet paper and paper towels made with 100% recycled paper.[31]
•	Unilever’s Seventh Generation, Target’s Everspring, Whole Foods Market’s 365 Everyday Value 100% Recycled, and Trader Joe’s tissue products all receive A grades on a toilet paper sustainability scorecard released by the Natural Resources Defense Council (NRDC).[32]

By contrast, P&G’s policies do not adequately mitigate the Company’s forest-related risk. Additionally, the Company does not report on key metrics sought by investors.

•	P&G has no goals to reduce its sourcing from natural forests, in contrast to competitor Kimberly-Clark. Instead, the Company is relying on resource-intensive alternatives, like Brazilian eucalyptus, in attempts to reduce the environmental impacts of its sourcing.
•	P&G has failed to meet its initial zero-deforestation commitment for its palm oil supply chain. Despite Company commitments, P&G has been slow to move away from suppliers that violate its NDPE commitment. As a result, P&G has only made 8% progress toward its palm oil sourcing goals.
•	P&G’s 2020 climate commitments received significant negative attention for failing to set goals around its Scope 3 emissions, which account for approximately 98% of its total emissions. P&G plans to achieve its goals by relying more on offsets than cutting emissions.[33]
•	P&G has not committed to phasing out the use of SFI and PEFC certification schemes, leaving the company exposed to sourcing from areas that were converted from natural forest to plantations, areas of high conservation value, old growth forests, and habitat of threatened species like caribou.
•	In contrast to peers like Kimberly-Clark,[34] Unilever,[35] Clorox Company,[36] and Colgate-Palmolive,[37] P&G does not report to CDP Forests.
•	The Company was rated as “high risk” by SCRIPT, a soft commodity risk analysis tool. All of P&G’s tissue brands were given an “F” rating on the NRDC toilet paper scorecard.

Consumers are increasingly concerned about sustainability, expecting companies to act, and shifting their purchasing practices accordingly.

•	P&G risks losing market share as more environmentally-friendly paper products, such as Who Gives a Crap, No. 2, Target’s Everspring, and Seventh Generation enter the market and create demand for more sustainably sourced products.[38] CNBC reported in April 2019 that Target has seen a double digit increase in sales of “natural” products, including Seventh Generation, since 2016, sparking the creation of its Everspring brand.[39]
•	A 2018 survey found that 72 percent of Americans say global warming is important to them, up 16 percentage points from 2015.[40] Deforestation is a leading cause of climate change.[41]
•	A survey by Ernst & Young concluded that 59 percent of Americans believe companies have an obligation to protect the environment.[42]

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3. REPUTATIONAL AND RELATED FINANCIAL RISK

P&G lists potential reputational damage from the real and perceived environmental impacts of its products as a risk factor in its 2019 10-K. The Company’s current palm oil and forest pulp sourcing practices have exposed P&G to reputational damage. The continuation of recent “unflattering public relations issues”43 could pose material financial risk to shareholders.

Companies linked to deforestation may receive negative attention, impairing brand reputation.

•	Since early 2019 P&G has been the subject of an advocacy campaign run by the NRDC and continues to draw negative attention among consumers from resulting media coverage. The campaign has garnered significant support from advocacy groups and individual consumers.
o	In October 2019, 115 organizations signed a letter calling on the company to increase the recycled content of its toilet paper and source virgin fiber solely from FSC-certified forests.[44]
o	As of September 2020, 380,000 consumers signed a petition demanding the company stop using virgin fiber from climate-critical forests like the Canadian boreal forest to make toilet paper.[45]
•	P&G’s sourcing practices have garnered negative media attention, including in major media outlets.
o	The NRDC campaign criticizing P&G’s pulp sourcing practices was featured in major outlets like the Washington Post, [46] CBS This Morning,[47] and Fortune Magazine.[48]
o	Earlier this year, P&G received unfavorable coverage in the Financial Times[49] and Cincinnati Business Courier for failing to address stakeholder concerns about pulp sourcing in its newly announced “It’s Our Home” policy.[50]
o	Bloomberg published a critique of P&G’s climate commitments and the “It’s Our Home” policy in July 2020, accusing the company of ignoring the majority of its greenhouse gas emissions, including those associated with deforestation.[51]
o	In 2019 the Company received unfavorable media attention for failing to meet its 2020 zero-deforestation goal for its palm oil supply chain from major outlets like Reuters,[52] Forbes,[53] Nasdaq,[54] and Supply Chain Dive.[55]
•	Chain Reaction Research calculates P&G’s potential reputational losses at $41 billion, or 14 percent of equity, which “dwarfs the cost of solutions.”[56] This reputational damage could extend beyond forest-risk products to the rest of the Company’s portfolio, negatively impacting brand loyalty, contracts with retailers, and earnings capacity.

CONCLUSION

Deforestation poses material risks to commodity production and therefore to Procter & Gamble’s ability to manufacture its products. The Company’s current forest policies do not adequately protect P&G or its investors from the risks associated with deforestation and forest degradation or from the reputational risks from being associated with those practices. As consumer preferences shift to products with high sustainability standards and NGO campaigns continue to target companies with insufficient forest policies, P&G risks reputational damage to its brand and loss of market share if it fails to strengthen efforts to manage exposure to deforestation and forest degradation in its supply chain.

Shareholders are urged to vote FOR the item No. 5 asking Procter & Gamble to strengthen its forest policies.

For questions regarding this proposal, please contact Jessye Waxman, Green Century Capital Management, (617) 482-0800, jwaxman@greencentury.com

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1 https://www.ucsusa.org/global-warming/stop-deforestation/whats-driving-deforestation

2 https://chainreactionresearch.com/reports/economic-drivers-of-deforestation-sectors-exposed-to-sustainability-and-financial-risks/

3 https://chainreactionresearch.com/report/deforestation-driven-reputation-risk-could-become-material-for-fmcgs/#:~:text=Reputation%20events%20can%20impact%20a%20company's%20value%20by%2030%20percent.&text=However%2C%20acknowledgment%20of%20the%20situation,value%20impact%20of%20reputation%20risk.

4 https://www.stand.earth/page/past-achievements/great-bear-rainforest/these-businesses-made-right-decision-forests-they%E2%80%99ve

5 https://www.sfiprogram.org/wp-content/uploads/Major-Enhancements-2015-2019_final_feb4_lowres.pdf

6 https://www.nrdc.org/sites/default/files/sfi-report-new-and-unimproved.pdf

7 https://www.sfiprogram.org/wp-content/uploads/Major-Enhancements-2015-2019_final_feb4_lowres.pdf

8 https://www.sfiprogram.org/wp-content/uploads/SFI-2022-Standards-and-Rules-Clean-Version-May-1-2020.pdf

9 https://ca.fsc.org/preview.are-all-forest-certification-systems-equal-an-opinion-on-indigenous-engagement-in-the-fsc-and-sfi.a-1874.pdf

10 http://iba.org/images/shared/Biblioteca/IBA_RelatorioAnual2017.pdf

11 https://www.researchgate.net/figure/Location-of-eucalyptus-plantations-in-different-Brazilian-biomes-and-climatic-zones_fig5_323551572

12 https://chainreactionresearch.com/report/cerrado-deforestation-disrupts-water-systems-poses-business-risks-for-soy-producers/

13 https://www.researchgate.net/publication/334730728_Ecological_and_social_impacts_of_eucalyptus_tree_plantation_on_the_environment

14 https://www.theguardian.com/environment/2011/sep/26/monoculture-forests-africa-south-america

15 https://www.fs.fed.us/research/highlights/highlights_display.php?in_high_id=718

16 https://www.rainforest-rescue.org/petitions/940/brazil-trading-nature-for-eucalyptus#more

17 https://chainreactionresearch.com/the-chain-tabung-haji-plantations-to-develop-new-oil-palm-concession-once-again-breaching-buyers-ndpe-commitments/

18 https://www.ran.org/leuser-watch/fresh-evidence-major-brands-sourcing-fire-fueled-conflict-palm-oil/

19 https://chainreactionresearch.com/the-chain-ioi-sues-and-fgv-withdraws-both-actions-increase-buyer-risk/

20 https://www.foodnavigator.com/Article/2018/11/30/RSPO-suspends-FGV-palm-oil-mill-and-four-plantations-over-labour-rights-abuses

21 https://rspo.my.salesforce.com/sfc/p/#90000000YoJi/a/0o000000Q2Ph/KKtxkdu0okoPB455uo7Ckl0DOAILSxkYX44EsoJEmQc

22 https://rspo.org/members/669, The Procter & Gamble Company ACOP2019

23 https://www.kimberly-clark.com/-/media/kimberly/pdf/esg/smallest-footprint/forest/kimberly-clark-2020-ambitions-forests.pdf?la=en

24 https://forest500.org/rankings/companies

25 https://www.cdp.net/en/responses/10148?back_to=https%3A%2F%2Fwww.cdp.net%2Fen%2Fresponses%3Futf8%3D%25E2%259C%2593%26queries%255Bname%255D%3Dkimberly%2Bclark%26filters%255Bprogrammes%255D%255B%255D%3DForest%26filters%255Bstatuses%255D%255B%255D%3DSubmitted&filters%5Bprogrammes%5D%5B%5D=Forest&filters%5Bstatuses%5D%5B%5D=Submitted&queries%5Bname%5D=kimberly+clark

26 https://www.unilever.com/Images/2018-paper-and-board-suppliers_tcm244-538282_en.pdf

27 https://seventhgeneration.imagerelay.com/share/5c250c4383d34814bf00f510f1a12722

28 https://forest500.org/rankings/companies

29 https://www.cdp.net/en/responses/19829?back_to=https%3A%2F%2Fwww.cdp.net%2Fen%2Fresponses%3Fper_page%3D20%26queries%255Bname%255D%3Dunilever%26sort_by%3Dproject_year%26sort_dir%3Ddesc&queries%5Bname%5D=unilever

30 https://corporate.target.com/_media/TargetCorp/csr/pdf/2020-CDP-Forest-Response.pdf

31 https://corporate.target.com/article/2019/04/everspring

32 https://www.nrdc.org/experts/shelley-vinyard/issue-tissue-20

33 https://www.bloomberg.com/news/articles/2020-07-16/procter-gamble-s-climate-commitment-leaves-most-emissions-untouched#:~:text=Energy%20%26%20Science-,Procter%20%26%20Gamble's%20Climate%20Commitment%20Leaves%20Most%20Emissions%20Untouched,of%20its%20annual%20total%20emissions.

34 https://www.cdp.net/en/responses/10148?back_to=https%3A%2F%2Fwww.cdp.net%2Fen%2Fresponses%3Futf8%3D%25E2%259C%2593%26queries%255Bname%255D%3Dkimberly%2Bclark%26filters%255Bprogrammes%255D%255B%255D%3DForest%26filters%255Bstatuses%255D%255B%255D%3DSubmitted&filters%5Bprogrammes%5D%5B%5D=Forest&filters%5Bstatuses%5D%5B%5D=Submitted&queries%5Bname%5D=kimberly+clark

35 https://www.cdp.net/en/responses/19829?back_to=https%3A%2F%2Fwww.cdp.net%2Fen%2Fresponses%3Fper_page%3D20%26queries%255Bname%255D%3Dunilever%26sort_by%3Dproject_year%26sort_dir%3Ddesc&queries%5Bname%5D=unilever

36 https://www.cdp.net/en/responses/3507?back_to=https%3A%2F%2Fwww.cdp.net%2Fen%2Fresponses%3Ffilters%255Bprogrammes%255D%255B%255D%3DForest%26filters%255Bstatuses%255D%255B%255D%3DSubmitted%26page%3D5%26per_page%3D20%26queries%255Bname%255D%3D%26sort_by%3Dproject_year%26sort_dir%3Ddesc&filters%5Bprogrammes%5D%5B%5D=Forest&filters%5Bstatuses%5D%5B%5D=Submitted&queries%5Bname%5D=

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37 https://www.cdp.net/en/responses/3551?back_to=https%3A%2F%2Fwww.cdp.net%2Fen%2Fresponses%3Futf8%3D%25E2%259C%2593%26queries%255Bname%255D%3Dcolgate%2Bpalmolive&queries%5Bname%5D=colgate+palmolive

38 https://www.vox.com/the-goods/2019/7/17/20688093/toilet-paper-no-2-tushy-who-gives-a-crap-charmin

39 https://www.cnbc.com/2019/04/21/target-caters-to-shoppers-looking-for-clean-products-with-new-brand.html

40 http://climatecommunication.yale.edu/wp-content/uploads/2019/01/Climate-Change-American-Mind-December-2018.pdf

41 https://www.ucsusa.org/resources/whats-driving-deforestation

42 https://web.archive.org/web/20150319145141/https://www.ey.com/Publication/vwLUAssets/EY_-_Americas_retail_report_-_Sustainability:_A_retail_advantage_or_a_necessity_to_compete/%24FILE/EY-a-retail-advantage-or-a-necessity-to-compete.pdf

43 https://www.washingtonpost.com/climate-environment/more-us-businesses-making-changes-in-response-climate-concerns/2019/06/10/a30c86ac-8944-11e9-98c1-e945ae5db8fb_story.html

44 https://www.nrdc.org/sites/default/files/media-uploads/final_letter_to_david_taylor_10.8.19.pdf

45 https://act.nrdc.org/letter/boreal-charmin-190220

46 https://www.washingtonpost.com/climate-environment/more-us-businesses-making-changes-in-response-climate-concerns/2019/06/10/a30c86ac-8944-11e9-98c1-e945ae5db8fb_story.html

47 https://www.cbs.com/shows/cbs_this_morning/video/uNz7hPv5L_EDgustZZ4oJPw_98wnu7Zr/u-s-toilet-paper-companies-have-been-destroying-world-s-largest-intact-forest-for-decades-report/

48 https://fortune.com/2019/02/28/us-toilet-paper-consumption-canada-forests/

49 https://www.ft.com/content/4f807d17-2f95-4572-a7f4-50655fdda00e

50 https://www.bizjournals.com/cincinnati/news/2020/07/17/does-p-g-s-100m-climate-commitment-shortchange-en.html

51 https://www.bloomberg.com/news/articles/2020-07-16/procter-gamble-s-climate-commitment-leaves-most-emissions-untouched

52 https://www.reuters.com/article/us-consumer-goods-deforestation/nestle-pg-say-they-will-miss-2020-deforestation-goals-idUSKBN1WC1WC

53 https://www.forbes.com/sites/edfenergyexchange/2019/10/08/global-deforestation-is-rising-here-are-three-lessons-for-companies/#45866a8669e9

54 https://www.nasdaq.com/articles/nestle-pg-say-they-will-miss-2020-deforestation-goals-2019-09-27-0

55 https://www.supplychaindive.com/news/nestle-procter-gamble-deforestation-palm-oil/563989/

56 https://chainreactionresearch.com/report/procter-gamble-deforestation-exposure-may-affect-reputation/#:~:text=As%20an%20end%2Duser%20of,of%20zero%20deforestation%20by%202020

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